FOR IMMEDIATE RELEASE	TSX: SLW
March 21, 2013	NYSE: SLW

SILVER WHEATON REPORTS RECORD 2012
OPERATING AND FINANCIAL RESULTS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its audited results for the fourth quarter and year ended December 31, 2012. All figures are presented in United States dollars unless otherwise noted.

FULL YEAR HIGHLIGHTS

•	Fourth consecutive year of record attributable silver equivalent production of 29.6 million ounces compared to 25.4 million ounces in 2011, representing an increase of 17%.

•	Record silver equivalent sales of 27.3 million ounces compared to 21.1 million ounces in 2011, representing an increase of 30%.

•	Record revenues of $849.6 million compared to $730.0 million in 2011, representing a 16% increase.

•	Record net earnings of $586.0 million ($1.66 per share) compared to $550.0 million ($1.56 per share) in 2011, representing a 7% increase.

•	Record operating cash flows of $719.4 million ($2.03 per share1) compared to $626.4 million ($1.77 per share1) in 2011, representing a 15% increase.

•	Cash operating margin1 of $26.79 per silver equivalent ounce, compared to $30.56 in 2011, representing a 12% decrease.

•	Average cash costs1 rose to $4.30 per silver equivalent ounce, compared to $4.09 in 2011, representing a 5% increase.

•
In August 2012, acquired from Hudbay Minerals Inc. (“Hudbay”) a precious metals stream from its currently producing 777 mine (“777”) and a silver stream from its cornerstone development project, Constancia.

•	During 2012, Silver Wheaton paid $123.9 million in dividends ($0.35 per share) compared to $63.6 million in 2011 ($0.18 per share), representing a 95% increase.

1 Please refer to non-IFRS measures at the end of this press release.

FOURTH QUARTER HIGHLIGHTS

•
Record attributable silver equivalent production of 8.5 million ounces compared to 6.9 million ounces in Q4 2011 and 7.7 million ounces in Q3 2012, representing an increase of 22% and 10%, respectively.

•	Record silver equivalent sales of 9.1 million ounces compared to 6.0 million ounces in Q4 2011 and 5.1 million ounces in Q3 2012, representing an increase of 53% and 78%, respectively.

•	Record revenues of $287.2 million compared to $191.9 million in Q4 2011, representing a 50% increase.

•	Record net earnings of $177.7 million ($0.50 per share) compared to $144.7 million ($0.41 per share) in Q4 2011, representing a 23% increase.

•	Record operating cash flows of $254.0 million ($0.72 per share1) compared to $163.7 million ($0.46 per share1) in Q4 2011, representing a 55% increase.

•	Cash operating margin1 of $26.76 per silver equivalent ounce, compared to $28.06 in Q4 2011, representing a 5% decrease.

•
Average cash costs1 rose to $4.70 per silver equivalent ounce, compared to $4.06 per silver equivalent ounce in Q4 2011, representing a 16% increase, driven primarily by higher costs associated with silver and gold from the Hudbay 777 mine ($5.90 and $400 per ounce of silver and gold, respectively).

•	Declared quarterly dividend of $0.14 per common share, representing 20% of the cash generated by operating activities during the three months ended December 31, 2012.

2013 OUTLOOK

•	Silver Wheaton anticipates a 13% year over year increase in its 2013 attributable production to approximately 33.5 million silver equivalent ounces, including 145 thousand ounces of gold.

•	In 2017, the Company forecasts 53 million ounces of silver equivalent production (including 180 thousand ounces of gold), which represents an increase of 79% from 2012.

•
The acquisition of the Salobo and Sudbury gold streams from Vale S.A. (“Vale”) subsequent to December 31, 2012, is expected to double Silver Wheaton’s attributable gold production over the next five years. Coupled with a full year of attributable production from Hudbay’s 777 mine, acquired in August 2012, these cornerstone assets will drive the company’s production growth in 2013.

•
As per the Company’s news release dated March 19, 2013, attributable silver and gold reserves increased to 851.4 million ounces and 4.96 million ounces, respectively, as a result of organic and acquisition growth, inclusive of the acquisition of gold streams from Vale’s Salobo and Sudbury mines.  Based on reserve estimates as at December 31, 20121, following the Vale transaction, silver equivalent reserves attributable to Silver Wheaton have grown to 1.12 billion ounces1.

1 Please refer to non-IFRS measures at the end of this press release.
2 Silver equivalent reserves and resources assume a gold/silver ratio of 53.3:1.

“2012 was another exceptional year for Silver Wheaton, anchored by a fourth quarter that saw record production, sales, revenue, net income, and cash flow for the company,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “With the addition of production from Hudbay’s 777 mine midway through the year, plus growing production from Peñasquito, San Dimas and Zinkgruvan, 2012 production exceeded our forecast by over one and a half million ounces.”

“This translated into sales of over 27 million ounces, with the fourth quarter coming in at over nine million ounces, and full year cash flows of over $719 million. Given our dividend policy of paying out 20% of the trailing quarter’s cash flow, Silver Wheaton’s strong production growth profile directly translates into higher dividends, with $0.35 per common share paid during 2012, almost double what was paid in 2011, and our strong fourth quarter resulted in our first dividend in 2013 being $0.14 per share.”

“With the recently announced acquisition of gold streams from Vale S.A.’s Salobo and Sudbury mines, we are confident that 2013 and beyond will bring further growth and many new records to Silver Wheaton. While our organic growth profile now forecasts roughly an 80% increase of silver equivalent production over the next five years, we firmly believe there are yet more accretive opportunities for us to further add to our world-class portfolio of precious metals streams.”

Financial Review

Revenues

Revenue was $287.2 million in the fourth quarter of 2012, on silver equivalent sales of 9.1 million ounces (7.3 million ounces of silver and 33,000 ounces of gold). This represents a 50% increase from the $191.9 million of revenue generated in the fourth quarter of 2011, due primarily to a comparable increase in the number of ounces sold with relatively unchanged gold and silver prices.

Revenue was $849.6 million for the year ended December 31, 2012, on silver equivalent sales of 27.3 million ounces (24.8 million ounces of silver and 46,100 ounces of gold). This represents a 16% increase from the $730.0 million in revenue generated for the year ended December 31, 2011, due primarily to a 30% increase in the number of ounces sold and a 6% increase in the average realized gold price, which were partially offset by a 10% decrease in the average realized selling price of silver.

Costs and Expenses

Average cash costs1 in the fourth quarter of 2012 were $4.70 per silver equivalent ounce, compared with $4.06 during the comparable period of 2011. This resulted in cash operating margins1 of $26.76 per silver equivalent ounce, a 5% decrease compared with the fourth quarter of 2011.  The slightly lower margins were primarily a result of the higher production payments associated with the precious metals stream on Hudbay’s 777 mine ($5.90 and $400 per ounce of silver and gold, respectively).

Average cash costs1 for the year ended December 31, 2012, were $4.30 per silver equivalent ounce, compared with $4.09 during the comparable period of 2011. This resulted in cash operating margins1 of $26.79 per silver equivalent ounce, a 12% decrease compared with the year ended December 31, 2011, resulting primarily due to a 10% decrease in the average realized silver price.

1 Please refer to non-IFRS measures at the end of this press release.

Earnings and Operating Cash Flows

Net earnings in the fourth quarter of 2012 were $177.7 million ($0.50 per share), compared with net earnings of $144.7 ($0.41 per share) for the same period in 2011, an increase of 23%. Cash flow from operations in the fourth quarter of 2012 was $254.0 million ($0.72 per share1), compared with $163.7 million ($0.46 per share1) for the same period in 2011, an increase of 55%. The increase in net earnings and operating cash flows is primarily attributable to the increase in the amount of gold and silver sold in the quarter.

Net earnings for the year ended December 31, 2012, were $586.0 million ($1.66 per share), compared with net earnings of $550.0 million ($1.56 per share) for the same period in 2011, an increase of 7%. Cash flow from operations for the year ended December 31, 2012, was $719.4 million ($2.03 per share1) compared with $626.4 million ($1.77 per share1) for the same period in 2011, an increase of 15%. The increase in net earnings and operating cash flow is primarily attributable to the increase in the amount of gold and silver sold, slightly offset by the decrease in the average realized silver price.

Balance Sheet

At December 31, 2012, the Company had approximately $778 million of cash on hand. Subsequent to the year end, Silver Wheaton announced the acquisition of two gold streams from Vale for a cash consideration of $1.90 billion (plus 10 million Silver Wheaton warrants with a strike price of $65 and a term of 10 years).  As part of the funding for this transaction, Silver Wheaton entered into two new unsecured credit facilities, comprised of (1) a $1 billion revolving credit facility having a 5 year term (the “Revolving Facility”); and (2) a $1.5 billion bridge financing facility having a 1 year term (the “Bridge Facility”). The Revolving Facility and Bridge Facility replaced the $400 million Revolver Loan and the Term Loan, with the latter being repaid in full on February 22, 2013.  The $778 million of cash and cash equivalents as at December 31, 2012 combined with the liquidity provided by the $2.5 billion of new credit facilities positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

Operational Highlights

Attributable silver equivalent production was a record 8.5 million ounces (7.0 million ounces of silver and 26,400 ounces of gold) in the fourth quarter of 2012, a 22% increase compared to the fourth quarter of 2011. In 2012, Silver Wheaton experienced its fourth year of record annual attributable production of 29.6 million silver equivalent ounces (26.9 million ounces of silver and 50,000 ounces of gold), a 17% increase compared to 2011.

1 Please refer to non-IFRS measures at the end of this press release.

Operational highlights for the year ended December 31, 2012 are as follows:

Peñasquito – In 2012, the Peñasquito mine produced 6.6 million ounces of attributable silver, an increase of 24% over 2011.  Though production was higher than 2011, an unprecedented regional drought resulted in water shortages causing mill throughput to average 100,000 tonnes per day in 2012, below the design capacity of 130,000 tonnes per day. As stated in Goldcorp Inc.’s (“Goldcorp”) press release dated January 7, 2013, the Peñasquito mine continues to be impacted by the drought and as a result, throughput is expected to average 105,000 tonnes per day in 2013 as additional water wells are brought into production within the Cedros Basin in addition to new dewatering wells within the Chile Colorado pit.  A water and tailings study to develop a comprehensive long-term water strategy for the Peñasquito district is underway and Goldcorp expects this study to be completed during the first half of 2013.

San Dimas – Attributable production from the San Dimas mine was 5.9 million ounces1 in 2012, an increase of 6% over 2011.  On October 15, 2012, Primero Mining Corp. (“Primero”) announced a mine and mill expansion of San Dimas. Primero has elected a staged approach to the full expansion and has approved the expenditure of a total of $14.4 million to expand the San Dimas mine and mill from 2,000 tonnes per day currently to 2,500 tonnes per day.  Construction of the mine and mill expansion began in October 2012, with an estimated completion during the first quarter of 2014.  A further plant expansion to 3,000 tonnes per day continues to be assessed and is dependent on future exploration success by Primero.

Zinkgruvan – Attributable production in 2012 was a record 2.5 million ounces, an increase of 48% over 2011, due to high ore grades, good recoveries, and continued strong throughput levels.  Production for 2013 is forecast to be 2.4 million ounces as more normalized grades are expected while throughput and recoveries are expected to remain strong.

Barrick & Pascua-Lama – Silver Wheaton’s 2012 attributable production from the currently producing Barrick silver interests, consisting of Veladero, Lagunas Norte and Pierina mines, was 2.7 million ounces of silver.

As per Barrick’s year-end 2012 MD&A, during the fourth quarter of 2012 Barrick finalized the cost estimate and schedule for its Pascua-Lama project. Initial production remains on track for the second half of 2014 and the total pre-production capital budget remained at $8.0 to $8.5 billion, of which $4.2 billion had been spent as of the end of 2012.  At the end of 2012, construction was approximately 40% complete with the four kilometer long conveyance tunnel approximately 70% complete.  Construction of the primary crusher in Chile commenced in January 2013, and, in Argentina, construction of the process plant facility advanced with approximately 60% of structural steel erected.  Also noted in Barrick’s 2012 MD&A, Barrick halted all pre-stripping activities during the fourth quarter as increased dust, exacerbated by stronger than normal winds, was observed in the open pit area.  Regulatory authorities in Chile subsequently issued an order to suspend pre-stripping activities until strengthened dust mitigation and control measures could be implemented. To date, the suspension of pre-stripping has not altered Barrick’s target of first production in the second half of 2014.

 1 Production includes Goldcorp's four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

Until December 31, 2015, Silver Wheaton will be entitled to all or a portion of the silver production from Barrick’s Veladero, Pierina and Lagunas Norte mines, to the extent Pascua-Lama is operating below 75% of design capacity. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average nine million ounces annually.

Produced But Not Yet Delivered - Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners decreased by 1.4 million ounces in the fourth quarter, resulting in a total of approximately 3.8 million payable ounces at December 31, 2012. This was primarily due to decreases in concentrate inventories at the 777, Yauliyacu, and Peñasquito mines.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

Developments Subsequent to 2012 Year End

Salobo and Sudbury – In February 2013, Silver Wheaton announced a deal with Vale S.A. to acquire 25% of the life of mine gold production from the Salobo Mine in Brazil and 70% of the gold production from its Canadian Sudbury mines for a 20-year term. The Salobo mine, the largest copper deposit ever found in Brazil, began operating in 2012 at a capacity of 12 million tonnes per annum (mtpa) of mill throughput capacity.  The mine is already undergoing an expansion to 24 mtpa and is expected to produce approximately 70 thousand ounces of gold annually for Silver Wheaton for the first ten years of full production.  Sudbury is one of the largest nickel producing areas globally and has an operating history dating back to 1885.  Vale’s integrated operations in Sudbury are amongst the largest in the world and are expected to contribute 50 thousand ounces of gold annually on average over the next 20 years.

2013 and Long-Term Silver Equivalent Production Forecast

Based upon its current agreements -- including the gold streams from Vale’s Salobo and Sudbury mines -- the Company forecasts 2013 attributable production of approximately 33.5 million silver equivalent ounces, including 145 thousand ounces of gold. This represents a 13% increase compared to 2012, which is primarily driven by a full year of production from Hudbay’s 777 mine as well as the addition of gold production from Vale’s Salobo and Sudbury mines.

By 2017, based upon its current agreements, annual attributable production is anticipated to increase by 79% to approximately 53 million silver equivalent ounces, including 180 thousand ounces of gold. The increase is the result of the anticipated ramp up of three new mines, including Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Augusta Resource’s Rosemont project. The world-class Pascua-Lama project is forecast to commence production in mid-2014 and, in its first full five years of operation, will contribute approximately 9 million ounces of attributable silver production annually to Silver Wheaton.

Attributable mine-by-mine actual 2011 and 2012 production and forecast 2013 production are as follows:

	Attributable Production1, 2
	2011 Actual	2012 Actual	2013 Forecast

Silver ounces produced (000's)
Peñasquito3	5,284	6,572	5,800
San Dimas4	5,585	5,905	6,500
Barrick5	2,980	2,696	1,700
Zinkgruvan	1,691	2,502	2,400
Yauliyacu	2,548	2,412	2,500
Cozamin	1,567	1,576	1,800
Other6	4,902	5,231	5,100

	24,557	26,894	25,800

Gold ounces produced (000's)
Minto	18.4	18.6	20
777	-	31.4	70
Sudbury and Salobo	-	-	55
	18.4	50.0	145

Silver equivalent ounces produced (000's)7	25,374	29,571	33,500

1) Ounces produced represent quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.

3) Production at Peñasquito is lower in 2013 due to lower grades in the mine plan.
4) Production includes Goldcorp's four year commitment  to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
5) Comprised of the Lagunas Norte, Pierina and Veladero silver interests.  Production in 2013 is lower due to forecasted lower grades at Lagunas Norte and Veladero, and declining production from Pierina as Barrick waits for approval to commence pushback.

6) Includes the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Campo Morado, Minto, 777 and Aljustrel silver interests.
7) Gold ounces produced are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver. For the 2013 forecast, a silver price of $30 and gold price of $1,600 were used for the silver equivalent conversion.

Reserves and Resources

Silver Wheaton’s attributable reserves and resources, as of December 31, 2012, can be found in the Company’s news release dated March 19, 2013, and are available on the Company’s website at www.silverwheaton.com and in its MD&A, also available on the Company’s website and posted on SEDAR at www.sedar.com. Attributable reserves and resources are based on information available to the Company as of March 18, 2013.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and audited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Webcast and New Conference Call Details

A conference call will be held Friday, March 22, 2013, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	26000662
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	26000662
Archived audio webcast:	www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces1, including 145 thousand ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces1, including 180 thousand ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Summarized Financial Results

	Years Ended December 31
	2012	2011	2010
Silver equivalent production 1
Attributable silver ounces produced (000’s)	26,894	24,557	21,984
Attributable gold ounces produced	50,039	18,436	28,795
Attributable silver equivalent ounces produced (000’s) 1	29,571	25,374	23,758
Silver equivalent sales 1
Silver ounces sold (000’s)	24,850	20,247	18,878
Gold ounces sold	46,094	18,256	25,884
Silver equivalent ounces sold (000’s) 1	27,328	21,069	20,483
Average realized price ($'s per ounce)
Average realized silver price	$31.03	$34.60	$20.75
Average realized gold price	$1,701	$1,609	$1,224
Average realized silver equivalent price 1	$31.09	$34.65	$20.67
Average cash cost ($'s per ounce) 2
Average silver cash cost	$4.06	$3.99	$3.97
Average gold cash cost	$362	$300	$300
Average silver equivalent cash cost 1	$4.30	$4.09	$4.04
Total revenue ($000's)	$849,560	$729,997	$423,353
Net earnings ($000's)	$586,036	$550,028	$153,381
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	-	133,210
Adjusted net earnings 2 ($000's)	$586,036	$550,028	$286,591
Earnings per share
Basic	$1.66	$1.56	$0.45
Diluted	$1.65	$1.55	$0.44
Adjusted earnings per share 2
Basic	$1.66	$1.56	$0.83
Diluted	$1.65	$1.55	$0.83
Cash flow from operations ($000's)	$719,404	$626,427	$319,726
Dividends
Dividends paid ($000's)	$123,852	$63,612	$-
Dividends paid per share	$0.35	$0.18	$-
Total assets ($000's)	$3,189,337	$2,872,335	$2,635,383
Total non-current financial liabilities ($000’s)	$23,555	$50,424	$200,966
Shareholders' equity ($000's)	$3,107,074	$2,654,217	$2,261,949

1)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

2)	Refer to discussion on non-IFRS measures at the end of this press release.

Consolidated Statements of Earnings

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2012	2011
Sales	$849,560	$729,997
Cost of sales
Cost of sales, excluding depletion	$117,489	$86,266
Depletion	101,229	57,457
Total cost of sales	$218,718	$143,723
Earnings from operations	$630,842	$586,274
Expenses and other income
General and administrative 1	$30,839	$25,180
Foreign exchange loss (gain)	29	(453)
Other (income) expense	(817)	3,182
	$30,051	$27,909
Earnings before income taxes	$600,791	$558,365
Income tax expense	(14,755)	(8,337)
Net earnings	$586,036	$550,028

Basic earnings per share	$1.66	$1.56
Diluted earnings per share	$1.65	$1.55
Weighted average number of shares outstanding
Basic	353,874	353,249
Diluted	356,008	355,904
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$6,420	$6,329

Consolidated Statements of Comprehensive Income
	Years Ended December 31
(US dollars in thousands)	2012	2011
Net earnings	$586,036	$550,028
Other comprehensive income (loss)
Loss on long-term investments - common shares held	$(31,134)	$(119,114)
Deferred income tax recovery	2,479	10,699
Total other comprehensive loss	$(28,655)	$(108,415)
Total comprehensive income	$557,381	$441,613

Consolidated Balance Sheets

	December 31	December 31
(US dollars in thousands)	2012	2011
Assets
Current assets
Cash and cash equivalents	$778,216	$840,201
Accounts receivable	6,197	3,890
Other	966	1,221
Total current assets	$785,379	$845,312
Non-current assets
Silver and gold interests	$2,281,234	$1,871,726
Long-term investments	121,377	151,621
Deferred income taxes	-	2,301
Other	1,347	1,375
Total non-current assets	$2,403,958	$2,027,023
Total assets	$3,189,337	$2,872,335
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,898	$8,345
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	-	130,789
Total current liabilities	$49,458	$167,694
Non-current liabilities
Long-term portion of bank debt	$21,500	$50,060
Deferred income taxes	9,250	-
Performance share units	2,055	364
Total non-current liabilities	$32,805	$50,424
Total liabilities	$82,263	$218,118
Shareholders' equity
Issued capital	$1,811,577	$1,793,772
Reserves	(1,710)	25,422
Retained earnings	1,297,207	835,023
Total shareholders' equity	$3,107,074	$2,654,217
Total liabilities and shareholders' equity	$3,189,337	$2,872,335

Consolidated Statements of Cash Flows

	Years Ended December 31
(US dollars in thousands)	2012	2011
Operating activities
Net earnings	$586,036	$550,028
Adjustments for
Depreciation and depletion	101,457	57,720
Equity settled stock based compensation	6,420	6,329
Cash settled stock based compensation	1,685	377
Deferred income tax expense	14,031	7,575
(Gain) loss on fair value adjustment of share purchase warrants held	(496)	3,118
Investment income recognized in net earnings	(1,367)	(929)
Other	(15)	(97)
Change in non-cash operating working capital	10,366	1,422
Operating cash flows before interest received	$718,117	$625,543
Interest received	1,287	884
Cash generated by operating activities	$719,404	$626,427
Financing activities
Bank debt repaid	$(28,560)	$(28,560)
Share purchase warrants exercised	1,878	99
Share purchase options exercised	11,030	7,839
Dividends paid	(123,852)	(63,612)
Cash applied to financing activities	$(139,504)	$(84,234)
Investing activities
Silver and gold interests	$(640,718)	$(140,063)
Silver and gold interests - interest paid	(671)	(1,260)
Acquisition of long-term investments	(395)	(13,674)
Proceeds on disposal of long-term investments	-	24,270
Dividend income received	80	45
Other	(192)	(54)
Cash applied to investing activities	$(641,896)	$(130,736)
Effect of exchange rate changes on cash and cash equivalents	$11	$108
(Decrease) increase in cash and cash equivalents	$(61,985)	$411,565
Cash and cash equivalents, beginning of year	840,201	428,636
Cash and cash equivalents, end of year	$778,216	$840,201

Summary of Ounces Produced and Sold

	2012				2011
(in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced ¹
San Dimas ²	1,694	1,288	1,231	1,692	1,578	1,251	1,150	1,606
Zinkgruvan	566	621	673	642	390	379	414	508
Yauliyacu	616	640	606	550	583	608	674	683
Peñasquito	1,445	1,940	1,822	1,365	1,633	1,162	1,282	1,207
Cozamin	372	370	429	405	433	395	414	325
Barrick ³	934	627	468	667	723	794	741	722
Other ⁴	1,407	1,260	1,276	1,288	1,389	1,272	1,153	1,088
	7,034	6,746	6,505	6,609	6,729	5,861	5,828	6,139
Silver equivalent ounces of gold produced ⁵
Minto	373	337	189	107	202	257	261	97
777	1,059	612⁶	-	-	-	-	-	-
Silver equivalent ounces produced ⁵	8,466	7,695	6,694	6,716	6,931	6,118	6,089	6,236
Silver ounces sold
San Dimas ²	1,629	1,178	1,295	1,701	1,488	1,232	1,149	1,748
Zinkgruvan	532	495	580	517	425	319	401	321
Yauliyacu	1,097	184	1,155	497	655	11	471	120
Peñasquito	1,642	1,304	1,845	1,189	851	1,382	961	941
Cozamin	406	301	395	376	374	335	281	271
Barrick ³	826	528	470	656	755	747	726	680
Other ⁴	1,215	796	1,049	992	1,230	770	862	741
	7,347	4,786	6,789	5,928	5,778	4,796	4,851	4,822
Silver equivalent ounces of gold sold ⁵
Minto	268	357	139	198	196	316	227	83
777	1,516	-	-	-	-	-	-	-
Silver equivalent ounces sold ⁵	9,131	5,143	6,928	6,126	5,974	5,112	5,078	4,905
Gold / silver ratio ⁵	54.1	51.7	58.7	51.2	51.9	50.4	40.1	33.0
Cumulative payable silver equivalent ounces produced but not yet delivered ⁷	3,824	5,195	3,212	4,166	4,127	3,805	3,537	3,018

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
5)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Represents production for the period August 8, 2012 to September 30, 2012.
7)	Based on management estimates.

Results of Operations and Operational Review

Three Months Ended December 31, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,694	1,629	$52,080	$31.97	$4.13	$0.79	$44,059	$45,351	$162,936
Zinkgruvan	566	532	16,485	30.99	4.15	1.68	13,387	16,668	54,075
Yauliyacu	616	1,097	30,753	28.03	4.08	5.02	20,773	32,106	215,295
Peñasquito	1,445	1,642	53,697	32.71	3.99	2.96	42,287	47,147	487,272
Cozamin	372	406	13,109	32.25	4.12	4.05	9,790	11,873	19,135
Barrick 5	934	826	26,920	32.59	3.90	4.34	20,112	23,561	597,736
Other 6	1,407	1,215	38,182	31.43	4.43	6.29	25,167	33,296	381,467
	7,034	7,347	$231,226	$31.47	$4.12	$3.46	$175,575	$210,002	$1,917,916
Gold
Minto	6,785	4,876	$8,247	$1,691	$303	$171	$5,937	$8,052	$30,586
777	19,615	28,084	47,768	1,701	400	773	14,813	40,507	332,732
	26,400	32,960	$56,015	$1,699	$386	$684	$20,750	$48,559	$363,318
Silver equivalent 7	8,466	9,131	$287,241	$31.46	$4.70	$5.25	$196,325	$258,561	$2,281,234
Corporate
General and administrative							$(9,159)
Other							(9,422)
Total corporate							$(18,581)	$(4,535)	$908,103
8,466		9,131	$287,241	$31.46	$4.70	$5.25	$177,744	$254,026	$3,189,337

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Three Months Ended December 31, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,578	1,488	$44,641	$30.00	$4.09	$0.71	$37,494	$38,551	$167,527
Zinkgruvan	390	425	13,537	31.87	4.10	1.69	11,077	14,061	57,639
Yauliyacu	583	655	22,270	34.00	4.02	5.02	16,350	19,637	230,012
Peñasquito	1,633	851	27,374	32.17	3.96	2.41	21,954	24,004	504,973
Cozamin	433	374	12,786	34.18	4.08	4.62	9,531	10,260	25,115
Barrick 5	723	755	24,673	32.67	3.90	3.60	19,008	21,728	601,085
Other 6	1,389	1,230	40,120	32.63	3.94	4.22	30,089	36,301	251,716
	6,729	5,778	$185,401	$32.09	$4.01	$2.90	$145,503	$164,542	$1,838,067
Gold
Minto	3,891	3,777	6,466	1,712	301	169	4,689	6,314	33,659
Silver equivalent 7	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$150,192	$170,856	$1,871,726
Corporate
General and administrative							$(6,115)
Other							670
Total corporate							$(5,445)	$(7,142)	$1,000,609
	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$144,747	$163,714	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Year Ended December 31, 2012
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,905	5,803	$181,906	$31.35	$4.11	$0.79	$153,469	$158,060	$162,936
Zinkgruvan	2,502	2,124	65,914	31.03	4.14	1.68	53,553	55,855	54,075
Yauliyacu	2,412	2,933	86,185	29.38	4.07	5.02	59,531	80,077	215,295
Peñasquito	6,572	5,980	186,085	31.12	3.99	2.96	144,524	162,225	487,272
Cozamin	1,576	1,478	46,601	31.54	4.11	4.05	34,552	40,143	19,135
Barrick 5	2,696	2,480	78,359	31.60	3.90	4.34	57,926	69,504	597,736
Other 6	5,231	4,052	126,118	31.12	4.10	4.72	90,381	108,208	381,467
	26,894	24,850	$771,168	$31.03	$4.06	$3.08	$593,936	$674,072	$1,917,916
Gold
Minto	18,600	18,010	$30,624	$1,700	$303	$171	$22,094	$25,059	$30,586
777	31,439	28,084	47,768	1,701	400	773	14,812	40,507	332,732
	50,039	46,094	$78,392	$1,701	$362	$538	$36,906	$65,566	$363,318
Silver equivalent 7	29,571	27,328	$849,560	$31.09	$4.30	$3.70	$630,842	$739,638	$2,281,234
Corporate
General and administrative							$(30,839)
Other							(13,967)
Total corporate							$(44,806)	$(20,234)	$908,103
29,571		27,328	$849,560	$31.09	$4.30	$3.70	$586,036	$719,404	$3,189,337

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Year Ended December 31, 2011
	Ounces Produced 2	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) 3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	5,585	5,617	$188,377	$33.54	$4.06	$0.71	$161,554	$164,453	$167,527
Zinkgruvan	1,691	1,466	52,974	36.14	4.08	1.69	44,503	49,377	57,639
Yauliyacu	2,548	1,257	43,911	34.93	4.02	5.02	32,555	38,863	230,012
Peñasquito	5,284	4,135	143,069	34.61	3.93	2.41	116,855	126,812	504,973
Cozamin	1,567	1,261	43,990	34.85	4.07	4.62	33,018	40,586	25,115
Barrick 5	2,980	2,908	102,454	35.23	3.90	3.58	80,692	89,554	601,085
Other 6	4,902	3,603	125,854	34.93	3.94	4.27	96,298	112,414	251,716
	24,557	20,247	$700,629	$34.60	$3.99	$2.69	$565,475	$622,059	$1,838,067
Gold
Minto	18,436	18,256	29,368	1,609	300	169	20,799	24,240	33,659
Silver equivalent 7	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$586,274	$646,299	$1,871,726
Corporate
General and administrative							$(25,180)
Other							(11,066)
Total corporate							$(36,246)	$(19,872)	$1,000,609
25,374		21,069	$729,997	$34.65	$4.09	$2.73	$550,028	$626,427	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; (iii) cash operating margin; and (iv) adjusted net earnings and adjusted net earnings per share.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iv.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants, which had an exercise price denominated in Canadian dollars, from net earnings of the Company.  These share purchase warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings.  This accounting treatment was applicable to the share purchase warrants which expired or were exercised prior to December 22, 2010.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com